

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Brandon Bentley
General Counsel
InterPrivate IV InfraTech Partners Inc.
135 E. 57th St., 17th Floor
New York, NY 10022

> **Re: InterPrivate IV InfraTech Partners Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 26, 2021**
> **Form S-1**
> **Filed February 17, 2021**
> **File No. 333-253191**

Dear Mr. Bentley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Our Company , page 2

1. Please provide expanded disclosure of the relationship between InterPrivate IV and the family offices you reference, including the nature of the family offices and the extent of such relationship. Please provide similar disclosure in the "Business" section on page 75.

The Offering , page 13

2.  We note your disclosures on page 24 that there will be no restrictions of payments to insiders and expect payment of consulting fees, success or finder fees to our sponsor officers, directors, initial stockholders or affiliates.  This disclosure contradicts disclosure on page 112 which indicates that no compensation of any kind, including finders fees and consulting fees will be paid by the company to any sponsor, executive officer, director or respective affiliate.  Please revise to address the apparent contradiction or provide clarification.

Conflicts of Interest , page 24

3.  Please expand your disclosures concerning conflicts of interest to indicate that  Ahmed Fattouh and Brandon Bentley, are also managers of InterPrivate LLC, as noted on page 105.  Where appropriate, please provide similar disclosure, including your risk factor disclosures.

4.  Please expand your disclosure to also identify the following as conflicts of interest:
    • the difference in investment per share paid by your founders; and
    • the founder shares and warrants will be worthless in the event a business combination is not completed and you liquidate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Dillon Hagius at 202-551-7976 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Daniel Nussen